GENTEL COMMUNICATIONS
                    (A DEVELOPMENT STAGE COMPANY)

                         FINANCIAL STATEMENTS

        FOR THE PERIOD FROM MAY 29, 1997 (DATE OF INCEPTION)
                        THROUGH JUNE 30, 1998

                                 WITH

                 INDEPENDENT AUDITORS' REPORT THEREON

             INDEX TO FINANCIAL STATEMENTS




              Independent Auditors' Report . . . . . .
              .  . . . . . . . . . . . . . . . . . . .
              .  . . . 1

              Balance Sheet as of June 30, 1998. . . .
              .  . . . . . . . . . . . . . . . . . . .
              .  . . . 2

              Statement of Operations for the period
              from May 29, 1997 (Inception) through
              June 30, 1998. . . . . . . . . . .
              .  . . . . . . . . . . . . . . . . . . .
              .  . . . 3

              Statement of Stockholders' Equity for
              the period from May 29, 1997 (Inception)
              through June 30, 1998 . . . . .
              .  . . . . . . . . . . . . . . . . . . .
              .  . . .4

              Statement of Cash Flows for the period
              from May 29, 1997 (Inception) through
              June 30, 1998  . . . . . . . . . .
              .  . . . . . . . . . . . . . . . . . . .
              .  . . .5

              Notes to the Financial Statements. . . .
              .  . . . . . . . . . . . . . . . . . . .
              .  . . . 6 -10

              INDEPENDENT AUDITORS' REPORT



              Board of Directors
              Gentel Communications


              We have audited the accompanying balance sheet of Gentel Communications (a development stage company) (the
              "Company") as of June 30, 1998, and the
              related statements of operations,
              stockholders' equity and cash flows for
              the period from May 29, 1997 (date of
              inception) through June 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

              We conducted our audit in accordance
              with generally accepted auditing
              standards. Those standards require that
              we plan and perform the audit to obtain
              reasonable assurance about whether the
              financial statements are free of
              material misstatement.  An audit
              includes examining, on a test basis,
              evidence supporting the amounts and
              disclosures in the financial statements.
               An audit also includes assessing the
              accounting principles used and
              significant estimates made by
              management, as well as evaluating the
              overall financial statement
              presentation. We believe that our audit provides a reasonable basis for our opinion.

              In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 1998, and the results of its operations and its cash flows for the period from May 29, 1997 (date of inception) through
              June 30, 1998 in conformity with
              generally accepted accounting principles.

              As discussed in Note 1, the Company has
              been in the development stage since its
              inception on May 29, 1997.  Realization
              of a major portion of the assets is
              dependent upon the Company's ability to
              raise funds through debt or equity
              offerings, and the success of future
              operations.  These factors raise
              substantial doubt about the Company's
              ability to continue as a going concern.




                            /s/ Corbin & Wertz


                            CORBIN & WERTZ


              Irvine, California
              March 4, 1999

                      GENTEL COMMUNICATIONS
                   (A DEVELOPMENT STAGE COMPANY)

                          BALANCE SHEET

                     JUNE 30, 1998


                         ASSETS

Current assets:
  Cash                                                     $3,892
  Stock subscription receivable                           142,500

         Total current assets                             146,392

Computer equipment, net of accumulated
  depreciation of $1,701                                   15,693

                                                         $162,085

               LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable                                         $7,550
  Accrued expenses                                         70,000

            Total current liabilities                      77,550

Convertible notes payable to stockholder                   80,000

            Total liabilities                             157,550

Commitments and contingencies

Stockholders' equity:
  Common stock, $0.0001 par value; 100,000,000
    shares authorized; 8,986,950 shares issued and
    outstanding (including 313,010 shares
    subscribed)                                               899
  Additional paid-in capital                              455,101
  Deficit accumulated during the development stage       (451,465)
            Total stockholders' equity                      4,535

                                                         $162,085


See independent auditors' report and accompanying notes to financial statements

                 GENTEL COMMUNICATIONS
             (A DEVELOPMENT STAGE COMPANY)

                STATEMENT OF OPERATIONS

              FOR THE PERIOD FROM MAY 29, 1997 (DATE OF INCEPTION)
                 THROUGH JUNE 30, 1998


Net revenues                                   $ 497,312

Cost of sales                                    447,312

     Gross profit                                 50,000

Selling, general and administrative expenses     500,665

Loss before provision for taxes                 (450,665)

Provision for taxes                                  800

Net loss                                      $ (451,465)

                            GENTEL COMMUNICATIONS
                        (A DEVELOPMENT STAGE COMPANY)

                      STATEMENT OF STOCKHOLDERS' EQUITY

             FOR THE PERIOD FROM MAY 29, 1997 (DATE OF INCEPTION)
                            THROUGH JUNE 30, 1998

                                                                          Deficit
                                                       Additional       Accumulated        Total
                                Common Stock             Paid-in          During the    Stockholders'
                              Shares      Amount        Capital        Development Stage    Equity

Balances, May 29, 1997          -         $   -         $  -            $  -               $  -

Estimated Fair market value
of options issued to employees
on January 5, 1998              -             -           71,250            -                71,250

Purchase of GenX, LLC
(conversion rate of
10,983 shares to 1 unit)
on February 3, 1998          8,786,950       879         288,871            -                289,750


Estimated Fair market value
of restricted common stock
issued to the CEO and Vice
President for compensation
in June 1998                  200,000         20          94,980            -                 95,000

Net loss                         -            -             -              (451,465)        (451,465)


Balances, June 30, 1998     8,986,950        $899       $455,101           (451,465)          $4,535



                 GENTEL COMMUNICATIONS
             (A DEVELOPMENT STAGE COMPANY)

                STATEMENT OF CASH FLOWS

              FOR THE PERIOD FROM MAY 29, 1997 (DATE
                     OF INCEPTION)
                 THROUGH JUNE 30, 1998


 Cash flows from operating activities:
    Net loss                                                       $(451,465)
    Fair market value of options issued for compensation              71,250
    Fair market value of stock issued for compensation                95,000
    Adjustments to reconcile net loss to net cash
      used in operating activities:
      Depreciation                                                     1,701
      Changes in operating assets and liabilities:
         Accounts payable                                              7,550
         Accrued expenses                                             70,000


   Net cash used in operating activities                            (205,964)

Cash flows used in investing activities:
     Purchases of computer equipment                                 (17,394)

Cash flows from financing activities:
     Proceeds from sale of GenX units and
        related conversion into Gentel
        common shares, net of offering costs of $27,750              147,250
     Notes payable to stockholder                                     80,000

     Net cash provided by financing activities                       227,250

Net increase in cash                                                   3,892

Cash at beginning of period                                              -


Cash at end of period                                                 $3,892

Supplemental disclosure of cash flow information -
    Cash paid during period for:
        Interest                                                       $  -
        Income and franchise taxes                                     $  -

Supplemental disclosure on non-cash investing and financing activities:
    During the current period ended June 30, 1998, the Company issued 313,010 shares of common stock in the amount of $142,500 for a stock subscription receivable. All amounts were collected subsequent to the period ended
    June 30, 1998.


                  GENTEL COMMUNICATIONS
              (A DEVELOPMENT STAGE COMPANY)

              NOTES TO FINANCIAL STATEMENTS

            FOR THE PERIOD FROM MAY 29, 1997 (DATE OF INCEPTION)
                  THROUGH JUNE 30, 1998
NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

            Organization and Operations

            Gentel Communications (a development stage company) (the "Company"), a Colorado corporation, was incorporated on December 9, 1997. Effective February 3, 1998, under the terms of a tax-free asset purchase agreement, the Company acquired all assets and assumed all liabilities of GenX, LLC, a Delaware limited liability company ("GenX") which was formed on May 29, 1997. These financial statements include the activity of GenX from the date of GenX's inception. The Company issued to GenX, 8,786,950 shares of its common stock representing not less than 79.9% of all authorized, issued and outstanding stock in the Company at the date of closing. The
            Company has been in the development stage since its formation on May 29, 1997. During the development stage, the Company is primarily engaged in raising capital, obtaining financing, advertising and promoting the Company, and administrative functions. The Company intends to provide long distance service primarily to small and medium-sized businesses and residential customers throughout the United States. The
            Company's long distance service offerings include outbound service, inbound toll-free
            800 service, dedicated private line services for data, wireless T1 service and website development and hosting.

            Basis of Presentation

            The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business. The Company's losses from operations through June 30, 1998 and lack of operational history, among other matters, raise substantial doubt about its ability to continue as a going concern. The Company intends to fund operations through debt and equity financing arrangements (see Note 5) which management believes will be sufficient to fund its capital expenditures, working capital requirements and other cash requirements for the fiscal year ending June
            30, 1999.

            Use of Estimates

            The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

            Risks and Uncertainties

            The Company is a start up company subject to the substantial business risks and uncertainties inherent to such an entity, including the potential risk of business failure.

            Computer Equipment

            Computer equipment is stated at cost.
            Depreciation is computed using the
            straight-line method over the useful life of 3 years.


                  GENTEL COMMUNICATIONS
              (A DEVELOPMENT STAGE COMPANY)

        NOTES TO FINANCIAL STATEMENTS - CONTINUED

            FOR THE PERIOD FROM MAY 29, 1997 (DATE OF
                       INCEPTION)
                  THROUGH JUNE 30, 1998
            NOTE 1 - ORGANIZATION AND SUMMARY OF
       SIGNIFICANT ACCOUNTING PRINCIPLES, CONTINUED

            Betterments, renewals, and extraordinary repairs that extend the lives of the assets are capitalized; other repairs and maintenance charges are expensed as incurred. The cost and related accumulated depreciation applicable to assets retired are removed from the accounts, and the gain or loss on disposition is recognized in current operations.

            During 1995, the Financial Accounting
            Standards Board issued Statement of
            Financial Accounting Standards No. 121
            ("SFAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived
            Assets To Be Disposed Of," which requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In accordance with the provisions of SFAS No. 121, the Company regularly reviews long-lived assets and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Based on its analysis, the Company believes that no impairment of the carrying value of its long-lived assets existed at June 30,1998.

            Stock-Based Compensation

            During 1995, the Financial Accounting
            Standards Board issued Statement of
            Financial Accounting Standards No. 123
            ("SFAS 123"), "Accounting for Stock-Based
            Compensation," which defines a fair value based method of accounting for stock-based compensation. However, SFAS 123 allows an entity to continue to measure compensation cost related to stock and stock options issued to employees using the intrinsic method of accounting prescribed by
            Accounting Principles Board Opinion No. 25
            ("APB 25"), "Accounting for Stock Issued to
            Employees." Entities electing to remain with the accounting method of APB 25 must make pro forma disclosures of net income
            (loss), as if the fair value method of
            accounting defined in SFAS 123 had been
            applied. The Company has elected to account for its stock-based compensation to employees under APB 25.

            Revenue Recognition

            The Company recognizes revenue during the month in which services or products are delivered, as follows:

            The Company's long distance
            telecommunications service revenues are
            generated when customers make long distance telephone calls from their business or residential telephones or by using any of the Company's telephone calling cards.
            Proceeds from prepaid telephone calling
            cards are recorded as deferred revenues when the cash is received, and recognized as revenue as the telephone service is utilized. The reserve for deferred revenues, if any, is carried on the balance sheet as an accrued liability.



NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES,
 CONTINUED

            Income Taxes

            The Company accounts for income taxes under Statement of Financial Accounting Standards
            No. 109, "Accounting for Income Taxes"
            ("SFAS 109"). Under SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.
            Deferred tax assets and liabilities are
            measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided for significant deferred tax assets when it is more likely than not that such assets will not be recovered.

              NOTE 2 - NOTE PAYABLE TO STOCKHOLDER

              Note payable to stockholder represents
              monies borrowed from a stockholder for
              working capital purposes.  The note
              payable accrues interest at 12.50% and
              is payable in two installments of
              $40,000 plus interest due on November
              15, 1998 and May 15, 1999.  The note is
              convertible into 40,000 shares of
              restricted common stock at $2.00 per
              share.  Subsequent to the Merger (see
              Note 5), the stockholder exercised the
              conversion feature.

              NOTE 3 - STOCKHOLDERS' EQUITY

              Stock Options

              Under the terms of employment agreements with its CEO and Vice President, the Company issued options to purchase
              300,000 shares of the Company's common
              stock at an exercise price of 50% of the fair market price at the date the option was granted (estimated by the Company to be $0.475 at January 5, 1998). The options vested 100% on the date of grant and are exercisable through January 5, 2003.

              A summary of all employee stock option
              activity for the period ended June 30,
              1998 follows:


                                                         OPTIONS         PRICE


            Balance,  May 29, 1997                            -           $   -

            Granted                                      300,000          $0.2375

            Balance, June 30, 1998                       300,000          $0.2375

            Exercisable, June 30, 1998                   300,000



NOTE 3 - STOCKHOLDERS' EQUITY, CONTINUED

              SFAS 123 Pro Forma Information

              Pro forma information regarding net
              income (loss) is required by SFAS 123,
              and has been determined as if the
              Company had accounted for its employee
              stock options under the fair value
              method of SFAS 123.  The fair value for
              these options was estimated at the date
              of grant using the Black Scholes option
              pricing model with the following
              assumptions for the period ended June
              30, 1998; risk free interest rate of
              5.52%; dividend yield of 0%; expected
              life of the options of 1 year; and
              volatility factor of the expected market price of the Company's common stock of 135%.

              For purposes of pro forma disclosures,
              the estimated fair value of the options
              is amortized to expense over the option
              vesting period.  Adjustments are made
              for options forfeited prior to vesting.
              The effect on compensation expense and
              net loss had compensation cost for the
              Company's stock option issuances been
              determined based on fair value on the
              date of grant consistent with the
              provisions of SFAS 123, for the period
              ended June 30, 1998:

Net loss, as reported                                  $(451,465)
Adjustment to compensation expense under SFAS 123        (24,750)

Pro forma net loss                                     $(476,215)

NOTE 4 - COMMITMENTS AND CONTINGENCIES

              Lease Agreements

              The Company leases certain facilities
              for its corporate and operations offices under a non-cancelable operating lease agreement that expires in 2001.

              Future annual minimum commitments under this lease agreement are as follows:

              Years Ending
                June 30,

                  1999                  $60,745
                  2000                   66,715
                  2001                   61,156

                                       $188,616

Rent expense was $22,115 for the period ended June 30, 1998.



NOTE 4 - COMMITMENTS AND CONTINGENCIES, CONTINUED

              Employment Agreements


              On January 5, 1998, the Company entered
              into five-year employment agreements
              with its CEO and majority stockholder
              and its Vice President. Under the terms of the agreements, the CEO and the Vice
              President will receive an annual salary
              and options to purchase Company common
              stock (see Note 3).  In addition, the
              Company retains an option to extend each employee's employment and renew the agreement annually for up to ten additional years. Subsequent to year-end, these agreements were modified to one-year at-will employment agreements.

              Contracts and Agreements

              On June 17, 1998, the Company entered
              into an agreement with The Michelson
              Group, Inc. ("Michelson"), whereby
              Michelson will perform corporate
              development services such as, but not
              limited to, selecting key employees,
              attracting capital investors, providing
              advice on stock option plans and
              maintaining an ongoing stock market
              support system.  Pursuant to the
              agreement, the Company will pay
              Michelson a monthly fee of $6,500.  In
              addition, the Company agrees to issue
              Michelson warrants to purchase that
              number of shares of common stock of the
              Company which would, upon exercise,
              result in Michelson holding 9.9% of the
              outstanding shares of the Company (estimated to be a maximum of 1,416,042) upon the completion of a proposed bridge financing. The agreement is effective through June 2000.

              Subsequent to the Merger (see Note 5),
              Michelson exercised warrants to
              purchase 1,135,000 shares of GTC stock
              at an exercise price of $.01 per share.
              The exercise price reflected the
              Company's estimate of fair market value
              at the date of grant and therefore no
              additional amount was recognized as
              expense.

              NOTE 5 - SUBSEQUENT EVENTS (UNAUDITED)

              Merger

              Pursuant to an Agreement and Plan of
              Reorganization dated August 31, 1998,
              the Company completed a merger with and
              into Bobernco (the "Merger"), a publicly traded shell corporation. Under the terms of the tax-free reorganization and merger, all of the Company's common stock was converted to 8,986,950 shares
              (1 to 1) of Bobernco common stock and,
              as a result, the separate corporate
              existence of the Company ceased and
              Bobernco continued as the surviving
              corporation. The directors and officers of the Company immediately prior to the merger became the directors and officers of Bobernco, which subsequently changed its corporate name to GTC Telecom Corp.
              ("GTC").

              Stock Issuances

              On July 21, 1998, the Company issued a
              confidential private placement
              memorandum offering of 500,000 shares of common stock at $1.00 per share. After the Merger, this offering was amended to become an offering of GTC. Per an amendment dated January 29, 1999 the maximum offering was increased to
              1,500,000 shares. GTC was able to raise
              approximately $1,330,000, net of
              issuance costs paid for brokers and
              finder's fees, from the offering.



GTC Telecom

Income Statement

6 Months Ending December 31, 1998                FY 1998      6 months
Sales                                            Jun-98      Dec-98
Total Sales                                      $497,312    $17,962

Cost of Goods Sold
Total Variable COGS                              $447,312     $8,331
   % of Total Sales                                  89.9%      46.4%

Total Fixed Cost of Goods Sold                         $0         $0
Total Cost of Goods Sold                         $447,312     $8,331

Gross Profit                                      $50,000     $9,630
   % of Total Sales                                  10.1%      53.6%

Operating Expenses
Sales & Marketing                                    $840   $169,659
Research & Development                                            $0
G & A                                            $499,825   $518,221
Total Operating Expenses                         $500,665   $687,880
   % of Total Sales                                 100.7%    3829.7%

Income From Operations                          ($450,665) ($678,250)
   % of Total Sales                                 -90.6%   -3776.1%

Interest Income                                        $0        $50
Interest Expense                                       $0         $0
Income before Taxes                             ($450,665) ($678,200)
Taxes on Income                                      $800       $400

Net Income After Taxes                          ($451,465) ($678,600)
   % of Total Sales                                 -90.8%   -3778.1%


GTC Telecom
Balance Sheet

Assets                                      Jun-98     Sep-98      Dec-98
   Current Assets
Cash                                        $3,892       $353    ($2,051)
Investments                                     $0         $0         $0
Accounts Receivable                             $0         $0     $4,800
Subscriptions Receivable                  $142,500   $127,500   $100,000
Inventory                                       $0         $0      $0
Other Current Assets                            $0         $0      $0
   Total Current Assets                   $146,392   $127,853   $102,749

   Plant & Equipment
Land                                            $0         $0        $0
Buildings                                       $0         $0        $0
Building/Leasehold Improvements                 $0         $0        $0
Machinery & Equipment                           $0         $0        $0
Office Equipment                           $17,394    $17,394    $23,602
Automobiles                                     $0         $0        $0
Accumulated Depreciation                   ($1,701)   ($3,150)   ($4,901)
   Total Net Plant & Equipment             $15,693    $14,243    $18,700
   Other Assets                                 $0               $30,000
Total Assets                              $162,085   $142,096   $151,449

Liabilities & Owners' Equity
   Current Liabilities
Short Term Debt                                 $0    $40,000        $0
Accounts Payable                            $7,550    $48,703    $90,108
Other Payables                                  $0         $0        $0
Accrued Liabilities                        $70,000    $80,000    $65,433
   Total Current Liabilities               $77,550   $168,703   $155,541

Long Term Debt                             $80,000    $80,000        $0
   Total Liabilities                      $157,550   $248,703   $155,541

   Owner/Stockholder Equity
Common Stock                              $456,000   $449,822 $1,125,974
Retained Earnings                        ($451,465) ($556,428)($1,130,065
Dividends Payable                               $0         $0        $0
   Total Owners' Equity                     $4,535  ($106,607)   ($4,091)

Total Liabilities & Equity                $162,085   $142,096   $151,449


The following proforma financial information presents the results of operations of the continuing businesses of the Company with GenTel as though the merger had been made as of June 30, 1998. No proforma adjustments have been made as their effect would be de minimus. Net loss per common share, basic and diluted, is based on the weighted average number of common shares outstanding. Common equivalent shares have been excluded as their effect is anti-dilutive.


                                           Fiscal Year Ended    Six Months Ended
                                            June 30, 1998       December 31, 1998


Net Sales                                   $497,312               $17,962

Loss from continuing operations             (450,665)             (678,250)

Net loss                                    (451,465)             (678,600)

______________________________________________________________________________

Loss per common share

  Loss from continuing operations

    Basic and Diluted                        ($0.04)                 ($0.06)

  Net loss

    Basic and Diluted                        ($0.04)                 ($0.06)

_______________________________________________________________________________


Such proforma results are not necessarily indicative of what the actual consolidated results of operations might have been if the merger had been effective at the beginning of the periods presented or of the results which may be achieved in the future.